

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via Email
Joseph Cosio-Barron
Managing Director – Asset Development
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

> **Re: Las Vegas Railway Express, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2014**
> **File No. 000-54648**

Dear Mr. Cosio-Barron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1

General

1. We note your disclosure that you believe that changing the name to X Holdings Corporation will more accurately reflect and represent to the public your business. Please revise to explain how the name "X Holdings Corporation" relates to your business.

Proposal No. 2

Purposes and Effects of Proposal 2

2. You refer to Proposal 2 as both Proposal 1 and Proposal 5 in this section. Please revise.

3. You state that the Board of Directors has made no decisions or commitments with respect to the use of the requested shares of Common Stock. However, based on the Staff's

discussions with the company and outside counsel, it appears that the proposal to increase the number of authorized shares is in response to recent private placements of convertible securities. Please revise to disclose in full any planned or expected uses of the newly authorized shares of common stock. In particular, please explain the nature of the private placement(s) and the conversion aspects of the securities.

4. In your revised preliminary proxy statement, please consider Note A to Schedule 14A as well as Items 11 and 13 of Schedule 14A when determining the information that will be included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via Email
        Scott Linsky
        Lucosky Brookman LLP